(TECHFAITH WIRELESS LOGO)

                                                                    Exhibit 99.1

                  TECHFAITH REPORTS SECOND QUARTER 2007 RESULTS


BEIJING, CHINA, AUGUST 13, 2007 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an ODM focused on research and development of cell phone solutions, today announced its unaudited financial results for the second quarter ended June 30, 2007.

Net revenues for the second quarter of 2007 were US$32 million, as compared to US$21.6 million for the same period in 2006. Net loss for the second quarter of 2007 was US$4.7 million or US$0.11 per weighted average outstanding ADS (basic and diluted), which included net charge of US$0.02 per weighted average outstanding ADS related to our restructuring during the quarter. The restructuring-related expenses were US$ 0.8 million, which was included in general and administrative expenses, for employee compensation related to the previously announced downsizing.

Defu Dong, TechFaith's Chairman and CEO, said, "In the past 20 months, TechFaith was among the earliest to transform from an independent design house to an ODM focusing on research and development of cell phone solutions. We have successfully differentiated from traditional ODMs whose competitiveness is hardware design and manufacturing efficiency. TechFaith's model is an ODM focusing on research and development of advanced technologies, such as 3G, Window's based models, TD-SCDMA and technology combinations dual-mode phones like GSM/GSM, GSM/CDMA, GSM/WCDMA and GSM/TD-SCDMA. We believe our R&D capability is critical and the key driver to regain our business momentum and build shareholder value. In the past six months, we have established a diversified customer base with 50% - 60% revenue coming from international markets, including Asia, Europe, Africa, and Latin American countries. Sales to our top five customers accounted for approximately 30% - 40% of our total revenues for the six-month period ended June 30, 2007. We believe there is real opportunity to work side by side with customers all the way from product development through component procurement and actual production. We are confident the transition period is behind us. In the third quarter, we will strive to achieve breakeven and a sequential revenue growth of at least 10% over the second quarter, and return to profitability by year end."

Bob Huo, Deputy CEO of TechFaith, commented, "We are encouraged by our progress in the second quarter. We experienced an uptick in ODM sales, however, we believe TechFaith is capable of achieving more. We expect continued growth in our smartphone business, as orders from our domestic customers are ramping up, combined with a higher level of contract activity in Q2 from international customers. We successfully delivered the first shipment of smartphones with either CDMA or GSM mode to two Chinese wireless operators and the first shipment of CDMA/GSM dual-mode smartphones will be delivered to one of the Chinese wireless operators in Q3."

"We successfully launched a GSM/WCDMA dual mode feature phone in Europe. This is the first GSM/WCDMA dual mode model in the world and the market response was very active. It was reported by more than 40 European magazines and newspapers. In Q2, new orders of GMS/GMS dual mode and HSDPA from European countries, CDMA1X/ EVDO from Asian area have been received from distributors and operators. In Q3, two models of our ultra-low cost 3G WCDMA phones will be launched and two new models of music phone with high quality MP3 sound are expected to be delivered. For data card and wireless module business, HSDPA, TD-SCDMA and EVDO cards are also scheduled to be launched in Q3."

"We remain positive on the development in TD-SCDMA. Apart from the already signed contract with a Tier-1 customer, another two TD-SCDMA contracts were signed with two local customers in Q2. The fourth contract with a local customer will be signed in Q3. We expect that the TD-SCDMA projects could start generating revenues in Q4."


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

"We believe the ODM business will enjoy a stable growth in the coming quarters. From an operating standpoint, we are focused on returning to profitability. We have significantly reduced our cost structure and employee base through both the formation of joint ventures and downsizing. We think our cost structure is now in line with our business prospects and we are confident it will be able to support the expected growth we are targeting. We expect to achieve revenues in the third quarter in the range of US$ 35 million to US$ 38 million."

TechFaith ended the second quarter of 2007 with a balance of US$90.2 million and US$17.2 million in cash and cash equivalents, and restricted cash respectively.

China TechFaith announced the appointment of Mr. Bob Huo as the Deputy CEO of the company. Mr. Huo is an executive director and was the former President of TechFaith and then resumed CEO of TechFaith's handset design unit in early 2006. Mr. Huo joined TechFaith in January 2004. Before joining TechFaith, Mr. Huo worked as a manager at several companies, including Foxconn and Motorola (China). Mr. Huo received a master's degree in electro magnetic field and microwave engineering from the University of Electronic Science and Technology of China in 1998.

China TechFaith also announced the appointment of Ms. Shelley Sui as an independent director and member of the audit committee, and the resignation of Ms. Ying Han from the Company's board of directors due to health reasons. Ms. Han, a former independent director of the company, served as a member of the audit committee prior to her resignation. Ms. Han's input to TechFaith's management was very helpful and we appreciate her contribution especially in the improvement of the financial system and internal control process.

Ms. Sui is currently the vice chairman of the Human Resource Association for Chinese & Foreign Enterprises in Beijing. Ms. Sui served as the assistant to the CEO and general manager of group finance department of China Netcom (Group) Company Ltd. from 2004 to 2007 and vice president and financial controller of China Netcom Corporation Ltd. from 1999 to 2004. Prior to that, Ms. Sui worked with Motorola for 6 years as the service operation controller in the personal communication sector. Ms. Sui received her bachelor's degree in finance and banking from Northeast University of Finance & Economics in China in 1978.

TechFaith's ADSs, each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq Global Market under the symbol "CNTF."


INVESTOR CONFERENCE CALL / WEBCAST DETAILS
The dial-in number for the live audio call beginning on August 13, 2007 at 7:00 p.m. U.S. Eastern Time (7:00 a.m., August 14, 2007 in Beijing) is
+1-866-713-8310 (domestic) or +1-617-597-5308 (international). The passcode is 18746909. A live webcast of the conference call will be available on TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on August 13, 2007 at 9:00 p.m., U.S. Eastern Time (9:00 a.m., August 14, 2007 in Beijing) through midnight on August 20, 2007, U.S. Eastern Time (noon, August 21, 2007 in Beijing) at www.techfaithwireless.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is 26444655.


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

ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is an original design manufacturer, or ODM, focused on research and development of cell phone solutions. Based in China, the Company employs approximately 1,200 professionals, of whom 90% are engineers. TechFaith's business includes handset design, feature phone solution, data card and wireless module, application software, and smartphone and pocket PC. With the capability of developing MMI / UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smartphone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smartphones integrating Bluetooth, WiFi, high megapixel cameras, etc. based on different communication technologies according to special requirements of customers. For more information, please visit www.techfaithwireless.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:                                  In the U.S.:
Ms. Helen Zhang                            David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                       Tel:+646-536-7006
ir@techfaith.cn                            dpasquale@theruthgroup.com


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


            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE/ADS DATA
                          AND UNLESS OTHERWISE STATED)

                                                  THREE MONTHS ENDED JUNE 30         SIX MONTHS ENDED JUNE 30

                                                     2006             2007            2006             2007
                                                 -------------   -------------    -------------    -------------
                                                  (unaudited)     (unaudited)      (unaudited)      (unaudited)
Revenues:
Design Fees                                      $      12,450   $       5,185    $      21,440    $      15,303
Royalty income                                           2,197           2,638            4,046            5,433
Component and product sales                              6,923          24,204            8,916           38,571
                                                 -------------   -------------    -------------    -------------
Total net revenues                               $      21,570   $      32,027    $      34,402    $      59,307

Cost of revenues:
Design fees                                      $       7,714   $       3,906    $      13,255    $      11,651
Royalty income                                              --              --               --               --
Component and product sales                              5,569          20,499            7,256           32,487
                                                 -------------   -------------    -------------    -------------
Total cost of revenues                           $      13,283   $      24,405    $      20,511    $      44,138

Gross Profit                                     $       8,287   $       7,622    $      13,891    $      15,169

Operating expenses:
General and administrative                       $       2,401   $       4,187    $       4,919    $       6,323
Research and development                                 3,776           8,549            6,457           16,544
Selling and marketing                                      540             844            1,007            1,760
Exchange loss                                               --             439               --              981
                                                 -------------   -------------    -------------    -------------
Total operating expenses                         $       6,717   $      14,019    $      12,383    $      25,608

Other operating income                           $           6   $         789    $           6    $         789

(Loss) income from operations                    $       1,576   $      (5,608)   $       1,514    $      (9,650)

Interest expense                                                           (38)              --              (51)

Other income, net                                        1,163             826            2,382            1,776

Change in fair value of put option                          --             (72)              --              (55)
                                                 -------------   -------------    -------------    -------------
(Loss) income before income taxes                $       2,739   $      (4,892)   $       3,896           (7,980)
Income tax                                                 (15)             (3)             (15)              (3)
                                                 -------------   -------------    -------------    -------------
(Loss) income before minority interests          $       2,724   $      (4,895)   $       3,881    $      (7,983)
                                                 -------------   -------------    -------------    -------------
Minority interests                                         346             245              455              751
Equity in loss of an affiliate                              --              --               --             (851)
                                                 =============   =============    =============    =============
Net (loss) income                                $       3,070   $      (4,650)   $       4,336    $      (8,083)
                                                 =============   =============    =============    =============
Net (loss) income per ordinary share
  Basic                                          $          --   $       (0.01)   $        0.01    $       (0.01)
                                                 =============   =============    =============    =============
  Diluted                                        $          --   $       (0.01)   $        0.01    $       (0.01)
                                                 =============   =============    =============    =============
Net (loss) income per ADS*
  Basic                                          $        0.07   $       (0.11)   $        0.10    $       (0.19)
                                                 =============   =============    =============    =============
  Diluted                                        $        0.07   $       (0.11)   $        0.10    $       (0.19)
                                                 =============   =============    =============    =============

Weighted average ordinary shares outstanding
  Basic                                            658,183,409     649,758,772      658,183,409      649,758,772
                                                 =============   =============    =============    =============
  Diluted                                          658,183,409     649,758,772      658,183,409      649,758,772
                                                 =============   =============    =============    =============

*:    Each ADS represents 15 ordinary shares

REVENUE BREAKOUT                      1Q06      2Q06      3Q06      4Q06      1Q07      2Q07
----------------                     -------   -------   -------   -------   -------   ------
DESIGN FEES
           International customers   $ 5,737   $ 5,299   $ 3,546   $ 1,883   $ 9,463   $ 4,811
           Domestic customers        $ 3,253   $ 7,151   $   585   $ 2,410   $   655   $   374

ROYALTY
           International customers   $   454   $   918   $   184   $   141   $   300   $   461
           Domestic customers        $   638   $   885   $ 1,285   $ 1,723   $ 1,851   $ 1,427
           Component vendors         $   757   $   394   $   295   $    --   $   644   $   750

COMPONENT AND PRODUCTS
           Smart Phone               $    --   $ 1,906   $ 3,074   $13,055   $ 4,014   $ 6,557
           PCBA                      $    --   $   271   $ 3,016   $ 3,243   $ 2,149   $ 2,454
           Wireless module           $ 1,304   $ 2,776   $ 4,808   $ 4,039   $ 1,452   $ 7,202
           Feature phone             $    --   $    --   $    --   $   452   $ 3,787   $ 5,349
           Other component sales     $   689   $ 1,970   $   460   $ 2,203   $ 2,965   $ 2,642
                                     -------   -------   -------   -------   -------   -------
                                     =======   =======   =======   =======   =======   =======
TOTAL NET REVENUES                   $12,832   $21,570   $17,253   $29,149   $27,280   $32,027
                                     =======   =======   =======   =======   =======   =======

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

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)

                                        FOR THREE MONTHS ENDED     FOR SIX MONTHS ENDED
                                          2006         2007         2006         2007
                                        ---------    ---------    ---------    ---------
                                       (unaudited)  (unaudited)  (unaudited)  (unaudited)
Cash flows from operating activities:
Net (loss) income                       $   3,070    $  (4,650)   $   4,336    $  (8,083)
Adjustments to reconcile net
(loss) income to net cash
(used in) provided by
operating activities                          (56)       1,260       11,129          987
                                        ---------    ---------    ---------    ---------
Net cash (used in) provided by
operating activities                    $   3,014    $  (3,390)   $  15,465    $  (7,096)
                                        ---------    ---------    ---------    ---------

Cash flows from investing
activities:
Deposit paid for acquisition
of and purchase of plant,
machinery and equipment                 $  (1,108)   $  (3,217)   $  (1,642)   $  (8,532)
Purchase of plant, machinery
and equipment                                (256)      (6,094)      (1,496)      (7,525)
Purchase of equity in a
subsidiary from minority
shareholder                                    --       (1,361)          --       (1,361)
Investment in an affiliate                     --           --       (1,243)          --
Proceeds from sale of plant,
machinery and equipment                        --           40            1           40

Increase in restricted cash                    --      (12,040)          --      (11,955)
                                        ---------    ---------    ---------    ---------
Net cash used in investing
activities                                 (1,364)   $ (22,672)      (4,380)   $ (29,333)
                                        ---------    ---------    ---------    ---------

Cash flows from financing
Short term loan                         $      --    $  10,505    $      --    $  10,505
                                        ---------    ---------    ---------    ---------
Net cash provided by financing
activities                              $      --    $  10,505    $      --    $  10,505
                                        ---------    ---------    ---------    ---------

Effect of exchange rate changes         $     192    $   1,567    $     646    $   2,936

Net (decrease) increase in
cash and equivalents                        1,842      (13,990)      11,731      (22,988)
Cash and equivalents at the
beginning of the period                   147,096      104,174      137,207      113,172
                                        ---------    ---------    ---------    ---------
Cash and equivalents at the
end of the period                       $ 148,938    $  90,184    $ 148,938    $  90,184
                                        =========    =========    =========    =========

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                             JUNE 30, 2006   MARCH 31, 2007   JUNE 30, 2007
                                              (unaudited)     (unaudited)      (unaudited)
                                             -------------   --------------   -------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                      $ 148,938       $ 104,174        $  90,184
Restricted Cash                                       --           5,120           17,160
Accounts receivable,                              33,483          39,348           45,828
Notes receivable                                     891           1,932            6,403
Inventories                                        6,369          13,624           19,715
Prepaid expenses and other current assets          3,270           6,029            7,790
                                               ---------       ---------        ---------
TOTAL CURRENT ASSETS                           $ 192,951       $ 170,227        $ 187,080
                                               ---------       ---------        ---------

Deposits for acquisition of plant,
machinery and equipment, and leasehold
improvement                                    $   1,108       $   5,413        $   8,570
Plant, machinery and equipment, net               13,839          30,202           28,832
Acquired intangible assets, net                      655             302              264
Goodwill                                              --             606              606
Long-term investment in an affiliate               1,243              --               --
                                               ---------       ---------        ---------
TOTAL ASSETS                                   $ 209,796       $ 206,750        $ 225,352
                                               =========       =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current Portion of long term payable           $      --       $     460        $     479
Short term loan                                       --              --           10,505
Accounts payable                                   6,249           9,520           28,669
Accrued expenses and other current
liabilities                                       12,334          20,950           13,246
Advance from customers                             4,982           4,723            5,460
Deferred revenue                                   3,066           3,517            2,693
Income tax payable                                    69             137              139
                                               ---------       ---------        ---------
TOTAL CURRENT LIABILITIES                      $  26,700       $  39,307        $  61,191
                                               ---------       ---------        ---------

Long term payable                              $      --       $     403        $     409
                                               ---------       ---------        ---------

TOTAL LIABILITIES                              $  26,700       $  39,710        $  61,600
                                               ---------       ---------        ---------

Minority interests                             $   2,202       $   2,354        $   2,109
SHAREHOLDERS' EQUITY
Ordinary shares                                $      13       $      13        $      13
Additional paid-in capital                       109,857         110,233          110,273
Treasury stock                                        --          (4,628)          (4,628)
Accumulated other comprehensive income             2,102           6,708            8,275
Statutory reserve                                  5,189           6,093            6,093
Retained earnings                                 63,733          46,267           41,617
                                               ---------       ---------        ---------
TOTAL SHAREHOLDERS' EQUITY                     $ 180,894       $ 164,686        $ 161,643
                                               ---------       ---------        ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $ 209,796       $ 206,750        $ 225,352
                                               =========       =========        =========


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